SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2009

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Announcement 27 March 2009, Lisbon

Portugal Telecom’s Annual General Meeting of Shareholders

Portugal Telecom announces that its Annual General Meeting of Shareholders was held today.

The items on the agenda were approved as follows:

>      Approval of the management report, balance sheet and accounts, individual and consolidated, for the 2008 financial year.

>      Application of the 2008 net income of Euro 488,717,970.00, increased of Euro 26,776,717.50 of free reserves, in the total amount of Euro 515,494,687.50, as follows:

▪                   Euro 515,494,687.50 to be paid to the shareholders as dividend, corresponding to Euro 0.575 per share. The dividend shall be paid on 24 April 2009 (ex-dividend date: 21 April 2009).

>      General appraisal of the Company’s Management and Supervision bodies, and of each of their members, as well as a special appraisal to the Chairman of the Board of Directors and to the Chief Executive Officer for the outstanding way in which the Company was led throughout the 2008 financial year.

>      Amendment to paragraph 1 of article 18 and to paragraph 4 of article 13 of the Articles of Association to read as follows:

▪                   The Board of Directors is composed by a minimum number of fifteen and maximum of twenty five members;

▪                   In the event of the adjournment of the General Meeting of Shareholders, the share deposit certificates that have been issued and the corresponding blocking of shares may be cancelled, and the shares may only be blocked up to five working days prior to the resume of the General Meeting, as set forth in the Articles of Association.

>      Election of the corporate bodies and of the Compensation Committee for the 2009/2011 term of office. Such corporate bodies shall have the following composition:

▪                    Board of the General Meeting of Shareholders:

Chairman:	António Manuel da Rocha e Menezes Cordeiro
Vice-Chairman:	Eduardo Augusto Vera Cruz Pinto
Secretary:	Francisco Manuel Balixa Tapum Leal Barona

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal www.telecom.pt	Public company Share capital _ Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. _ 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800 http://ir.telecom.pt

▪                   Board of Directors:

Chairman:	Henrique Manuel Fusco Granadeiro
Directors:	Zeinal Abedin Mahomed Bava
Francisco Manuel Marques Bandeira
José Guilherme Xavier de Basto
Fernando Henrique Viana Soares Carneiro
Carlos António Alves Duarte
Santiago Fernández Valbuena
João Manuel de Mello Franco
Joaquim Aníbal Brito Freixial de Goes
Mário João de Matos Gomes
Gerald Stephen McGowan
Luís Miguel da Fonseca Pacheco de Melo
Rafael Luís Mora Funes
Maria Helena Nazaré
José Maria Alvarez-Pallete Lopéz
Amílcar Carlos Ferreira de Morais Pires
António Manuel Palma Ramalho
Manuel Francisco Rosa da Silva
Rui Pedro Barroso Soares
Francisco Teixeira Pereira Soares
Jorge Humberto Correia Tomé
Paulo José Lopes Varela
Milton Almícar Silva Vargas
Nuno Rocha dos Santos de Almeida e Vasconcellos
Shakhaf Wine

▪                   Audit Committee:

Chairman:	João Manuel de Mello Franco
José Guilherme Xavier de Basto
Mário João de Matos Gomes

▪                   “P. Matos Silva, Garcia Jr., Caiado & Associados, SROC, S.A.” as Company’s Chartered Accountant

▪                   Compensation Committee:

Chairman:	Álvaro João Duarte Pinto Correia
Francisco Adelino Gusmão Esteves de Carvalho
Francisco José Queiroz de Barros Lacerda

>      Approval of the acquisition and disposal of own shares.

Portugal Telecom | Release	2/3

>      Approval, pursuant to paragraph 4 of article 8 of the Articles of Association, of the parameters applicable in the event of any issuance of bonds convertible into shares that may be resolved upon by the Board of Directors.

>      Suppression of the pre-emptive right of shareholders in the subscription of any issuance of convertible bonds as referred to above as may be resolved upon by the Board of Directors.

>      Approval of the issuance of bonds and other securities, of whatever nature, by the Board of Directors, including the determination of a maximum annual amount of Euro 3,000,000,000.00 in accordance with paragraph 3 of article 8 and paragraph 1, e) of article 15 of the Articles of Association.

>      Approval of the acquisition and disposal of own bonds and other own securities.

Portugal Telecom | Release	3/3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2009

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.